Exhibit 4.9

TN-K Energy Group Inc.
649 Sparta Highway, Suite 102
Crossville, TN  38555

As of December 8, 2009

Mr. Dan Page
Post Office Box 574
Crossville, TN  38557

Re:	TN-K Energy Group Inc., formerly known as Digital Lifestyles Group, Inc. (the “Company”)
Third Amendment to Convertible Line of Credit Note Agreement

Dear Mr. Page:

Reference is hereby made to that certain Convertible Line of Credit Note Agreement dated as of April 23, 2007 by and between the Company and you, as amended by the First Amendment dated September 27, 2008 and as further amended by the Second Amendment dated May 1, 2009 (collectively, the “Note”).

You hereby agree to amend the Note to extend the due date of the Note to June 30, 2010.

All other terms and conditions as set forth in the Note shall remain the same.

This Third Amendment supersedes in its entirety the Third Amendment dated November 30, 2009 which is rendered null and void and contains the full understanding of the parties hereto regarding the subject matter hereof.  This Third Amendment may not be amended or waived except by an instrument in writing signed by the Company and you.  This Third Amendment may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement.  Delivery of an executed signature page of this Third Amendment by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof or thereof, as the case may be. This Third Amendment shall be governed by, and construed in accordance with, the laws of the State of Tennessee.  This Third Amendment sets forth the entire agreement between the parties hereto as to the matters set forth herein and supersede all prior communications, written or oral, with respect to the matters herein.

TN-K Energy Group Inc. By: /s/ Ken Page Ken Page, Chief Executive Officer

The foregoing terms are agreed to as of
the day and date above.

/s/ Dan Page
Dan Page